

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2023

Chang-Hyuk Kang
Chief Executive Officer
Hanryu Holdings, Inc.
160, Yeouiseo-ro
Yeongdeungpo-gu, Seoul
Republic of Korea 07231

> **Re: Hanryu Holdings, Inc.**
> **Amendment No. 12 to Registration Statement on Form S-1**
> **Filed July 10, 2023**
> **File No. 333-269419**

Dear Chang-Hyuk Kang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 9 to Registration Statement on Form S-1

Capitalization, page 53

1.   Please revise the table at the bottom of page 53 with regard to the net proceeds assuming the underwriters over-allotment to ensure such table foots properly. In this regard, it appears that the total should be $7,982,128.

Dilution, page 55

2.   Please provide the calculations that support your disclosure of pro forma net tangible book value after the offering of $3.1 million and net tangible book value assuming underwriter's over-allotment of $8.0 million, or revise your disclosures as necessary.

   You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Technology

cc: Matthew Ogurick, Esq.